Jupiters
LIMITED

02024578

P.E 3-1-02
333-10374

RECEIVED
MAR 2 1 2002
363
SEC MAIL PROCESSING SECTION WASH. D.C.

FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March 2002

JUPITERS LIMITED
ACN 010 741 045

9th Floor, Niecon Tower
17 Victoria Avenue
Broadbeach Queensland 4218
Australia

(Address of registrant's principal executive offices)

PROCESSED
APR 0 1 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F of Form 40-F.

Form 20-F ✓ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____________.

\\JL1\COMMON\ggk\lmc\002-122.doc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

JUPITERS LIMITED
(Registrant)

Date: 12 March 2002

By: ______________________
Name: Laurence M. Carsley
Title: Chief Financial Officer

G:\ggk\lmc\002-122.doc

Jupiters
LIMITED

JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315

12 March 2002

File ref: 67 SX-02

The Company's Announcement Office
Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

LODGMENT OF AUDITED FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2001

Further to our lodgment on 11 February 2002 of Appendix 4B regarding our Company's results for the half year ended 31 December 2001, we enclose our audited statutory financial statements for the same period. We confirm that the results reported in Appendix 4B are consistent with the enclosed financial statements.

We understand that this lodgment also satisfies the requirements to lodge annual financial statements with the Australian Securities & Investment Commission.

Should there be any queries regarding this matter, please do not hesitate to contact the writer.

Yours faithfully

per: **L.M. CARSLEY**
CHIEF FINANCIAL OFFICER

Enc.

ANDERSEN

Jupiters Limited

Financial Statements 31 December 2001

Independent Audit Report

To the Members of Jupiters Limited

Scope

We have audited the financial report of Jupiters Limited, comprising the Statement of Financial Position as at 31 December 2001, the related Statement of Financial Performance and Statement of Cash Flows for the half-year then ended, attached notes and the Directors' Declaration. The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the end of the half-year or from time to time during the half-year. The company's directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it, so as to enable the company to lodge the financial report with the Australian Securities and Investments Commission.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standard AASB1029 "Interim Financial Reporting", other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the half-year financial report of Jupiters Limited is in accordance with:

(a) the Corporations Act 2001, including:

- (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2001 and of its performance for the half-year ended on that date; and
- (ii) complying with Accounting Standard AASB1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements.

Arthur Andersen

ARTHUR ANDERSEN
Chartered Accountants

Michael J. Reid

MICHAEL J. REID
Partner

Brisbane
11 February 2002

JUPITERS LIMITED
A.C.N. 010 741 045
AND ITS CONTROLLED ENTITIES

DIRECTORS' REPORT

The Directors take pleasure in submitting their report and the financial statements of Jupiters Limited (the Company) and its controlled entities (the Economic Entity) for the six months ended 31 December 2001.

Directors

The Directors in office from 1 July 2001 to the date of this report are as follows:

Lawrence J. Willett AO - Chairman

Robert A. Hines - Managing Director, appointed 6 July 2001

Sir Francis Moore AO

Scott A. LaPorta

Penelope Morris, B.Arch (Hons), M.Env.Sci, Dip CD, FRAIA

Michael T. Stirling

John D. Story B.A., LLB

Richard K. Barnes - resigned 6 July 2001

Alternate Director

Joseph A Wallace - Alternate Director to Scott A. LaPorta

Profit and Dividends

The net profit for the six months ended 31 December 2001 was $36,186,453 (2000: $42,418,009).

The Directors have declared an interim fully franked dividend of 10 cents per share.

Since 30 June 2001, a fully franked dividend of 10 cents per share in respect of the year ended on that date (as reported in the Directors' Report) has been paid.

Review of Operations

The net profit for the six months ended 31 December 2001 was $36.2 million, a decrease of $6.2 million or 14.6% on the $42.4 million for the previous corresponding period ("pcp"). Impacting this result is a provision of $10.0 million that has been raised against the possibility of an unfavourable outcome of a court appeal concerning the tax deductibility of certain rentals paid in connection with the lease of the Brisbane hotel/casino complex. Also, an above theoretical win rate on commission premium play business provided approximately $2.7 million in additional after tax earnings (pcp $9 million). However, excluding the effects of these two individually significant items, underlying net profit for the six months ended 31 December 2001 was $43.5 million, an increase of $10.1 million or 30.2% on the $33.4 million for the pcp.

Rounding of amounts

Jupiters Limited is a company of the kind specified in Australian Securities and Investments Commission class order 98/0100. In accordance with that Class Order, amounts in the consolidated financial statements and the Directors' Report have been rounded to the nearest thousand dollars unless specifically stated to be otherwise.

Signed in accordance with a resolution of Directors.

L.J. WILLETT
Chairman

R.A. HINES
Managing Director

Brisbane
11 February 2002

JUPITERS LIMITED
A.C.N. 010 741 045
AND ITS CONTROLLED ENTITIES

CONDENSED STATEMENT OF FINANCIAL PERFORMANCE FOR THE SIX MONTHS ENDED 31 DECEMBER 2001

	Consolidated	
	2001 $000	2000 $000
Profit from ordinary activities before income tax expense	68,888	69,343
Income tax expense	(31,939)	(25,722)
Net profit before outside equity interests	36,949	43,621
Net profit attributable to outside equity interests	(763)	(1,203)
Net profit attributable to members of the chief entity	36,186	42,418
Dividends provided for or paid	23,984	21,722
Basic earnings per share (cents per share)	15.0	17.6
Diluted earnings per share (cents per share)	15.0	17.6

The accompanying notes form an integral part of this condensed statement of financial performance

JUPITERS LIMITED
A.C.N. 010 741 045
AND ITS CONTROLLED ENTITIES

CONDENSED STATEMENT OF FINANCIAL POSITION AT 31 DECEMBER 2001

	Consolidated	
	31.12.01 $000	30.6.01 $000
CURRENT ASSETS:		
Cash assets	90,829	116,742
Receivables	43,835	30,386
Inventories	15,919	13,339
Prepayments	10,862	11,061
Total current assets	161,445	171,528
NON-CURRENT ASSETS:		
Property, plant and equipment	786,062	790,483
Intangibles	123,196	127,988
Other	50,241	51,536
Total non-current assets	959,499	970,007
Total assets	1,120,944	1,141,535
CURRENT LIABILITIES:		
Payables	105,633	80,277
Interest bearing liabilities	1,768	1,606
Tax liabilities	17,626	27,131
Other provisions	49,440	44,039
Total current liabilities	174,467	153,053
NON-CURRENT LIABILITIES:		
Interest bearing liabilities	286,637	340,739
Deferred tax liabilities	16,109	17,157
Other provisions	10,123	9,942
Total non-current liabilities	312,869	367,838
Total liabilities	487,336	520,891
Net assets	633,608	620,644
EQUITY:		
Contributed equity	466,125	466,125
Retained profits	136,083	123,881
Chief entity interest	602,208	590,006
Outside equity interest	31,400	30,638
Total equity	633,608	620,644

The accompanying notes form an integral part of this condensed statement of financial position

JUPITERS LIMITED
A.C.N. 010 741 045
AND ITS CONTROLLED ENTITIES

CONDENSED STATEMENT OF CASH FLOWS FOR THE SIX MONTHS ENDED 31 DECEMBER 2001

	Consolidated	
	2001 $000	2000 $000
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:		
Cash receipts in the course of operations	393,185	362,289
Cash payments in the course of operations	(280,906)	(267,711)
Interest received	1,677	3,350
Borrowing costs	(11,003)	(13,267)
Income taxes paid	(32,492)	(30,135)
Net cash provided by operating activities	70,461	54,526
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Purchase of property, plant and equipment	(17,404)	(17,427)
Proceeds from sale of property, plant and equipment	39	226
Purchase of businesses	(2,000)	(5,719)
Net cash used in investing activities	(19,365)	(22,920)
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Repayment of borrowings	(90,400)	-
Dividends paid	(25,672)	(23,635)
Proceeds from borrowings	40,000	-
Repayment of finance lease	(937)	(959)
Net cash used in financing activities	(77,009)	(24,594)
Net increase/(decrease) in cash held	(25,913)	7,012
Cash at the beginning of the period	116,742	122,946
Cash at the end of the period	90,829	129,958

The accompanying notes form an integral part of this condensed statement of cash flows

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Preparation

These general purpose consolidated financial statements have been prepared for the six months ended 31 December 2001 in accordance with Australian Accounting Standard AASB 1029: Interim Financial Reporting. It is recommended that this report be read in conjunction with the 30 June 2001 Annual Report and any public announcements made by Jupiters Limited and its controlled entities during the half year in accordance with the continuous disclosure obligations of the Corporations Act 2001 and Australian Stock Exchange Listing Rules. Except for a change in policy regarding interest bearing liabilities denominated in foreign currency, the accounting policies used are consistent with those applied in the 30 June 2001 Annual Report.

Interest Bearing Liabilities Denominated in Foreign Currency

In accordance with AASB 1012: Foreign Currency Translation, from 31 December 2001, interest bearing liabilities (unsecured notes) denominated in foreign currency have been translated to Australian currency at the exchange rate applicable at period end. At 31 December 2001, the associated cross currency interest rate swap has been recognised as a non-current asset of $48.8 million (June 2001: $51.5 million). There is no impact on net profit or net indebtedness from this change in basis of presentation. Comparative information has been restated to achieve consistency with the changed basis of presentation.

2. PROFIT FROM ORDINARY ACTIVITIES:

	Consolidated 2001 $000	Consolidated 2000 $000
Profit from ordinary activities has been arrived at after:		
Crediting the following -		
Operating revenues:		
Casino	246,364	250,194
Hotel	63,665	62,733
Other gaming and wagering	69,740	56,504
Gaming equipment sales and technology services	24,578	21,593
	404,347	391,024
Other revenues:		
Interest from other persons	1,435	3,316
Proceeds from sale of property, plant and equipment	39	225
Other	1,321	1,206
	2,795	4,747
Charging the following expenses -		
Depreciation and amortisation expense:		
Depreciation of property, plant and equipment	20,178	19,970
Amortisation of:		
Leased assets	1,657	2,332
Goodwill	3,973	3,938
Management contract	264	264
Deferred borrowing costs	553	552
	26,625	27,056
Borrowing costs:		
Finance charges relating to leases	112	164
Interest paid to other persons	11,522	13,545
	11,634	13,709
Other expenses:		
Property lease rentals	2,739	3,425
Government gaming taxes/community benefit contribution	54,804	54,827
Bad debts written off and provision for doubtful debts	863	778
Provision for employee entitlements	7,110	8,542

3. SEGMENT INFORMATION:

	31 December 2001		31 December 2000	
Business Segments:	Segment Revenue $000	Segment Result $000	Segment Revenue $000	Segment Result $000
Land based operations	310,029	75,748	312,927	84,210
Wide-area operations	59,549	10,950	51,277	4,894
Technology operations	28,811	650	23,977	1,473
Sportsbetting operations	11,824	4,928	8,043	2,909
Net interest	1,435	(10,199)	3,315	(10,394)
Unallocated	6,198	(14,137)	6,576	(14,673)
Eliminations	(10,704)	948	(10,344)	924
Consolidated	407,142	68,888	395,771	69,343

Land based operations includes all hotel/casino related activities.

Wide-area operations includes all keno and gaming machine monitoring activities.

Technology operations includes AWA Technology Services and Jupiters Technology.

Consolidated segment result equates to profit from ordinary activities before income tax expense.

Goodwill attributable to the acquisition of the AWA group is included in Unallocated.

4. CONTINGENT LIABILITIES:

On 21 December 2001, the Federal Court of Australia dismissed the Company's appeal against the Australian Taxation Office's ("ATO") disallowance of certain rental deductions claimed in respect of the lease of the Brisbane hotel/casino complex since 1995. On 11 January 2002, the Company lodged a Notice of Appeal with the Full Federal Court of Australia against the above decision.

If the ATO's position were to be upheld by the Courts, the net cumulative amount to be charged to income tax expense to 31 December 2001, after taking account of timing differences, would be approximately $10 million inclusive of cumulative interest and penalties to that date.

The Company maintains it has treated these rental payments appropriately for taxation purposes, based on independent specialist taxation and legal advice. Notwithstanding that, a provision for a potential adverse outcome has been brought to account at 31 December 2001 which has reduced net profit by $10 million for the six months ended on that date.

All other contingent liabilities have not changed since the last reporting date.

DIRECTORS' DECLARATION

The Directors declare that:

(a) the financial statements and associated notes comply with the Accounting Standards;

(b) the financial statements and associated notes give a true and fair view of the financial position as at 31 December 2001 and performance of the Economic Entity for the half year then ended; and

(c) in the Directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable, and the companies who are party to a Deed of Cross Guarantee, will together be able to meet any obligations or liabilities to which they are, or may become subject by virtue of the Deed of Cross Guarantee dated 12 June 1992.

Made in accordance with a resolution of the Directors.

L.J. WILLETT
Chairman

R.A. HINES
Managing Director

Brisbane
11 February 2002